SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 29, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

March 25, 2010
Ivanhoe Mines announces commitment to develop
world-class Kyzyl Gold Project in Kazakhstan
Ivanhoe’s stake increased to 50%
Discussions underway with potential strategic investors;
stock-exchange listing planned
SINGAPORE — Robert Friedland, Executive Chairman of Ivanhoe Mines, speaking today at the sixth annual Asia Mining Congress, announced Ivanhoe Mines’ commitment to bring the world-class Kyzyl Gold Project in Kazakhstan into commercial production as soon as possible.
Mr. Friedland said that Ivanhoe Mines has increased its interest from 49% to 50% in Altynalmas Gold Ltd., the company that holds 100% ownership of the Kyzyl Gold Project. Ivanhoe and its strategic partner will proceed to advance the project under the Altynalmas Gold umbrella.
“The commitment to develop a public, pure gold company advances our stated objective of realizing full value for our shareholders from the principal assets in our portfolio of development-ready projects,” Mr. Friedland said.
“With this consolidated ownership in Altynalmas Gold, we now are positioned to rapidly complete a pre-feasibility study and move ahead with the full feasibility study to ensure that the Kyzyl Project stays on a direct track to become one of Central Asia’s leading gold producers.”
Ivanhoe Mines and its strategic Kazakh partner have combined their interests in two significant Kazakhstan gold deposits into the newly named Kyzyl Gold Project. An experienced management team has been assembled under David Woodall, the President of Ivanhoe Mines’ Gold Operations, who also has been appointed Chief Executive Officer of Altynalmas Gold Ltd. Mr. Woodall, with more than 20 years of industry experience, including management positions with Placer Dome, was formerly Mine General Manager at the CSA copper mine in New South Wales, Australia, the Musselwhite gold mine in Ontario, Canada, and the Kanowna Belle gold mine in Western Australia.
Mr. Friedland said Ivanhoe Mines has gained a great deal of experience during the past two years in its successes with two other listed subsidiaries: the Cloncurry Project’s mining assets in Australia and the high-quality coal deposits in southern Mongolia. Both subsidiaries received overwhelming investor support through initial public offerings and now are strong, well-financed, self-sustaining mining and exploration companies.
“SouthGobi Energy Resources and Ivanhoe Australia are models for what we are preparing to accomplish in positioning Altynalmas Gold as a major, long-term, pure gold producer,” Mr. Friedland added.

“We have retained senior investment-banking advisers and are in detailed discussions with potential strategic investors, including established gold-industry players and sovereign-wealth funds that have expressed keen interest in the development of the Kyzyl Gold Project. We also intend to pursue an independent stock-exchange listing for Altynalmas to facilitate participation by a broad base of investors.”
The Kyzyl Project contains the Bakyrchik Deposit — one of the world’s highest-grade and largest undeveloped gold systems — and the nearby Bolshevik gold deposit. An important drilling program now is underway to support an updated, independent resource estimate and feasibility studies to secure project financing.
Located approximately 100 kilometres southwest of Ust-Kamenogorsk, the industrial centre of East Kazakhstan, the Kyzyl Project is served by an established railway and an electricity grid, and also has significant, existing underground workings, shafts and minesite infrastructure.
The Kyzyl gold system consists of a series of mineralized lenses, or lodes, lying within a large, 15-kilometre-long shear zone. The world-class geological potential remains untested along 13 kilometres of strike and at depth.
Ivanhoe Mines will announce additional information on its current drilling and metallurgical program in the near future.
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
The company’s other core assets are its 65% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX & 1878:HK) and an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting the commitment to bring the Kyzyl Gold Project in Kazakhstan into commercial production, the plan to complete a pre-feasibility study and a full feasibility study, the plan to pursue a stock-exchange listing for Altynalmas Gold, the plan to prepare an updated, independent resource estimate and feasibility studies to secure project financing, and the plan to pursue financing arrangements and regulatory approvals necessary to initiate project development.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 29, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary